

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, AZ 85284

      Re: GoDaddy Inc.
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 001-36904

Dear Mark McCaffrey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Alan Denenberg